Exhibit 2.8

Execution Version

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated November 10, 2016, is by and among LeMaitre Vascular, Inc., a Delaware corporation with an address at 63 Second Ave., Burlington, Massachusetts 01803 (the “Purchaser”), Restore Flow Allografts, LLC, a Delaware limited liability company, with an address at 912 Northwest Highway, Fox River Grove, Illinois 60021 (the “Seller”), and the following members of the Seller (collectively, the “Specified Members”): Torico Jones (“Jones”), Timothy Stevens (“Stevens”) and Robert Kallen (“Kallen”).

W I T N E S S E T H:

WHEREAS, the Seller develops, processes, markets and sells cryopreserved cardiovascular and peripheral vascular allografts (the “Products”);

WHEREAS, the Seller desires to convey, sell, transfer and assign to the Purchaser, and the Purchaser desires to purchase from the Seller, substantially all of the assets of the Seller on the terms and conditions hereinafter set forth;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and material inducement to the willingness of the Purchaser to enter into this Agreement, the Purchaser and certain members and employees of the Seller are entering into employment, non-competition and confidentiality agreements; and

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Purchase and Sale of Assets.

Section 1.1.    Sale of Assets.    Subject to the terms and conditions of this Agreement, the Seller does hereby sell, transfer, convey, assign and set over (“Transfer”) to the Purchaser, and the Purchaser does hereby purchase and acquire from the Seller, all of the Seller’s right, title and interest in and to any and all of its properties, rights, claims, contracts and assets, tangible or intangible, choate or inchoate, and wherever located (collectively, the “Assets”), excluding, however, the Excluded Assets (as defined below). The parties to this Agreement agree that in acquiring the Assets, and as the owner of the Assets, the Purchaser shall have sole discretion as to how, when and whether it uses, deploys, or otherwise exploits the Assets.

Section 1.2.    Assets; Excluded Assets.

A.    Assets.    The term “Assets” shall include, without limitation, the Seller’s right, title and interest in and to any and all of the following:

1.    Tangible Assets.    All machinery, equipment, business machines, tooling, furniture, furnishings, plant and office equipment, general office supplies, computers, servers and other tangible assets or personal property (collectively, the “Tangible Assets”) of the Seller, wherever located, including without limitation those Tangible Assets of the Seller that are listed on Schedule 4.1(F).

2.    Inventory.    All inventories, including, without limitation, raw materials, components, work in process, finished goods, quarantined inventory, research–only inventory, demonstration models, medical product inventories, including, without limitation, any inventory in the possession of third parties, including Seller’s Affiliates, and any consigned inventory, and administrative or other supplies (the “Inventory”).

3.    Purchased Commitments.    Those agreements, orders and other rights of a contractual nature (“Commitments”) specifically set forth on Schedule 4.1(E)(1) (the “Purchased Commitments”) under the heading “Purchased Commitments.”

4.    Prepaid and Other Items.    Any and all prepaid and deferred items and advanced payments, and unbilled charges and deposits.

5.    Intellectual Property.    All licenses, patents, copyrights, designs and drawings, engineering and manufacturing documents, technical manuals, patterns, processes, formulae, know-how, trade secrets, trademarks, service marks, trade names, domain names, inventions and discoveries (whether patentable or not), computer software, source code, and other similar rights and agreements, including without limitation, any license or usage rights with respect to any of the foregoing and those items set forth on Schedule 4.1(H), and all applications therefor and registrations thereof, including without limitation all Proprietary Information (as hereinafter defined) of the Seller (collectively, “Intellectual Property”), including without limitation the names of the products of the Seller and all trademark and service mark rights relating to such names, if any, along with the rights (common law or otherwise), registrations and logos relating thereto, if any, and to the design elements and any variations or combinations thereof, and any and all rights to sue for past, present and future infringement or other violations of the same, and all goodwill associated with any of the foregoing.

6.    Permits and Approvals.    All permits, licenses, approvals, consents, registrations and authorizations (collectively, “Approvals”), including without limitation all of the Approvals listed on Schedule 4.1(E)(3), together with all documents and records related thereto, including without limitation all validations, lot traceability records, clinical data, technical documentation, complaint files, records of adverse events, reports of adverse events, corrections or recalls, quality management documents and the like, to the extent transferable by assignment or otherwise.

7.    Data and Records.    The list of all customers, including those customers listed on Schedule 4.1(P), and the data, books, records, correspondence, files and papers, whether in hard copy or electronic format used or held by the Seller, including, without limitation, engineering information, operating instructions, sales and promotional literature, manuals and data, sales and purchase and other customer correspondence, and all marketing materials related to the Products, including photos and art-work, drawings, prints and other like materials.

8.    Development Materials.    All rights of the Seller related to the development of the Products and any in-process research and development of Seller existing on the Closing Date.

9.    Accounts Receivable.    All receivables arising out of the sale of goods by the Seller, as set forth on Schedule 4.1(S).

10.    Goodwill.    All goodwill associated with the Business prior to the transactions contemplated by this Agreement.

B.    Excluded Assets.    Notwithstanding anything contained in this Agreement to the contrary, the following assets of the Seller (the “Excluded Assets”) are not included in the Assets:

1.    Cash.    All cash, cash equivalents and other investments of the Seller.

2.    Insurance.    Any policies of insurance of the Seller, whether or not relating to the Business or the Assets, excluding any policy listed on Schedule 4.1(E)(1) as a Purchased Commitment.

3.    Excluded Commitments.    All Commitments other than the Purchased Commitments (the “Excluded Commitments”), including, without limitation, the Excluded Commitments listed on Schedule 4.1(E)(1) under the heading “Excluded Commitments.”

4.    Other Excluded Assets.    The assets listed on Schedule 1.2(B)(4), provided, however, that the parties hereto agree that the Purchaser may use such assets as long as any operations of the Business are conducted at the Premises (as hereinafter defined).

ARTICLE II

Closing and Purchase Price.

Section 2.1.    Closing.    The closing of the transactions contemplated hereby (the “Closing”) will take place simultaneously with the execution and delivery of this Agreement in Chicago, Illinois, on November 10, 2016 (the “Closing Date”), and shall be effective as of 11:59 p.m. on the Closing Date.

Section 2.2.    Payment.    In consideration of the Transfer to the Purchaser of the Assets and of the other representations, warranties and covenants herein, the Purchaser shall pay to or for the account of the Seller the total amount of $18,000,000, subject to adjustment as provided for below (the “Purchase Price”), of which:

a.	$12,000,000 is being paid at the Closing to the Seller by wire transfer of immediately available funds (such payment being hereby acknowledged by the Seller) in accordance with a funds flow memorandum in the form of Exhibit F hereto, which shall be mutually agreed to and signed by the Purchaser and the Seller;

b.	$2,000,000 (the “Holdback Amount”) shall be paid by the Purchaser to the Seller not later than 15 days following the expiration of the eighteen (18) month period following the Closing Date by wire transfer of immediately available funds; provided, however, that (i) the Holdback Amount shall be reduced by $74,074 for each calendar month between the Closing Date and the 18 month anniversary of the Closing Date during which Jones is not employed by the Purchaser due to his resignation without Good Reason or the termination of his employment by the Purchaser for Cause; and (ii) the Holdback Amount shall be reduced by $37,037 for each calendar month between the Closing Date and the 18 month anniversary of the Closing Date during which Stevens is not employed by the Purchaser due to his resignation without Good Reason or the termination of his employment by the Purchaser for Cause; provided, however that the maximum amount by which the Holdback Amount shall be reduced pursuant to this clause (ii) during such period shall be capped at $444,444 (12 x $37,037); and further provided that any reductions to the Holdback Amount pursuant to the foregoing clauses (i) and (ii) shall be liquidated damages representing the lost value of the Seller’s workforce in place as of the Closing Date, the actual value of which would be difficult to determine;

c.	0.5x times the amount by which Net Sales (as defined on Schedule 2.2) in the first 12-month period following the Closing Date exceed $6,000,000 (the “First Earn-Out”) shall be payable by the Purchaser to the Seller subject to Net Sales exceeding $6,000,000 in such period; provided, however that the First Earn-Out shall not exceed $2,000,000; and

d.	0.5x times the amount by which Net Sales in the second 12-month period following the Closing Date exceed $9,000,000 (the “Second Earn-Out”) shall be payable by the Purchaser to the Seller subject to Net Sales exceeding $9,000,000 in such period; provided, however that the Second Earn-Out shall not exceed $2,000,000.

The First Earn-Out and the Second Earn-Out shall be paid by wire transfer of immediately available funds within 15 days of the date that Net Sales for the relevant twelve month period have been finally determined by the Purchaser’s finance department and communicated to the Seller in writing, which date shall be no later than 45 days following the conclusion of the relevant twelve month period (each a “Determination Date”) and such Net Sales have been determined to have exceeded the applicable Net Sales levels set forth above.

The Seller shall have the right to have a certified public accountant (a “Reviewing CPA”) of its selection audit the books and records of the Purchaser relevant to the calculation of Net Sales within 45 days following the Determination Date for the First Earn-Out and the Second Earn-Out. The Purchaser covenants to give the Reviewing CPA access to the books, records and work papers of Purchaser and its Affiliates relevant to the calculation of Net Sales, subject to reasonable advance notice and during normal business hours. If the Reviewing CPA determines that the Purchaser has not paid the Seller the full amount, if any, due to it for either the First Earn-Out or the Second Earn-Out and provides the Seller and the Purchaser a report setting forth its determination (the “CPA Report”) and the Purchaser does not dispute the Reviewing CPA’s determination pursuant to the procedure set forth in the paragraph below, then the Purchaser shall within 15 Business Days of its receipt of the CPA Report pay the Seller in full for such short-fall or the undisputed portion thereof. If the Reviewing CPA determines that Purchaser has overpaid Seller for either the First Earn-Out or the Second Earn-Out, then Seller shall within 15 Business Days of its receipt of the CPA Report pay to the Purchaser the amount of the overpayment that is not then subject to a Dispute Notice. The Seller shall pay the fees and expenses of the Reviewing CPA unless the short-fall, if any, for the relevant period exceeds $75,000, in which case, the Purchaser shall pay the reasonable fees and expenses of the Reviewing CPA.

If the Purchaser delivers written notice (the “Dispute Notice”) to the Seller within 15 Business Days of its receipt of the CPA Report, stating that the Purchaser objects to the Reviewing CPA’s determination, and specifying the basis for such objection in reasonable detail, the Seller and the Purchaser will attempt to resolve the dispute as promptly as practicable. If the Seller and the Purchaser are unable to reach agreement within 45 days after delivery of the Dispute Notice, the Seller and the Purchaser agree that Alexander Aronson Finning CPAs (the “Expert”) shall resolve the disputed items specified in the Dispute Notice. The Seller and Purchaser agree that if Alexander Aronson Finning CPAs shall not be available to serve as the Expert for any reason, then the Seller and the Purchaser shall designate Baker Newman Noyes as the Expert to resolve the disputed items specified in the Dispute Notice. The Expert will (i) resolve the disputed items specified in the Dispute Notice and (ii) calculate the Net Sales for the First Earn-Out or the Second Earn-Out, as applicable, as modified only by the resolution of such items, and in each case in accordance with the methodology for the calculation of “Net Sales” as provided in this Agreement. The determination of the Expert will be made within 60 days after being selected and will be final and binding upon the parties. If the Expert determines that Seller has been underpaid for either the First Earn-Out or the Second Earn-Out, then Purchaser shall within 15 Business Days of its receipt of the determination of the Expert pay to the Seller the amount of the underpayment. If the Expert determines that Purchaser has overpaid Seller for either the First Earn-Out or the Second Earn-Out, then Seller shall within 15 Business Days of its receipt of the determination of the Expert pay to the Purchaser the amount of the overpayment. The fees and expenses of the Expert will be borne by the party whose position did not substantially prevail in such determination, or if the Expert determines that neither party could be fairly found to be the substantially prevailing party, then such fees, costs and expenses will be borne 50% by the Seller, on the one hand, and 50% by Purchaser, on the other.

From and after the Closing, the Purchaser shall have sole discretion with regard to all matters relating to the operation of the Business and the Assets. The Seller acknowledges that the Purchaser has no obligation to Seller to operate the Business in order to achieve or maximize the First Earn-Out or the Second Earn-Out and there is no assurance that the Purchaser will achieve Net Sales at the levels necessary to trigger the First Earn-Out or the Second Earn-Out. From and after the Closing until the conclusion of the Second Earn-Out, the Purchaser will maintain records reasonably required to calculate Net Sales.

Section 2.3.    Closing Documents.    The Seller and the Purchaser shall deliver to each other, at the Closing, the certificates, consents, approvals, agreements, and documents relating to the transactions contemplated by this Agreement that are set forth on Schedule 2.3 hereto (collectively with this Agreement, the “Closing Documents”).

ARTICLE III

Liabilities.

Section 3.1.    Assumed Liabilities.    As consideration for the purchase of the Assets pursuant to this Agreement, the Purchaser does hereby assume, and does hereby agree to pay, satisfy, discharge and perform, in accordance with their respective terms, the following: (i) those specific liabilities and obligations of the Seller arising under the Purchased Commitments, provided however, the Purchaser shall not so assume any such obligations or liabilities under any Purchased Commitment to the extent that (a) such obligations or liabilities arise out of a breach by the Seller or its affiliates or predecessors of any such Purchased Commitment; (b) such obligations or liabilities arise out of facts or circumstances that constitute a breach of the Seller’s representations and warranties to the Purchaser hereunder; (c) such obligations or liabilities relate to any period(s) prior to the date of assumption at the Closing; or (d) a true and complete signed copy of such Purchased Commitment was not provided to the Purchaser; (ii) the Payables (as defined in Section 4.1(S); and (iii) to the extent not included in the Payables, commissions owing for sales attributable to Receivables (as defined below), and collectively, such obligations and liabilities assumed as aforesaid, the “Assumed Liabilities”).

Section 3.2.    Excluded Liabilities.    Notwithstanding anything to the contrary contained in this Agreement, the Schedules hereto or any other Closing Document, the Purchaser does not and will not assume or agree to pay, satisfy, discharge or perform, and shall not be deemed by virtue of the execution and delivery of this Agreement or any other Closing Document, or as a result of the consummation of the transactions contemplated by this Agreement, the Closing or otherwise to have assumed, or to have agreed to pay, satisfy, discharge or perform any of the Excluded Liabilities. The term “Excluded Liabilities,” as used herein, shall mean any and all liabilities, debts, claims, obligations, taxes, expenses or damages, whether known or unknown, contingent or absolute, named or unnamed, disputed or undisputed, legal or equitable, determined or indeterminable, or liquidated or unliquidated (any and all of the foregoing, “Liabilities”) that are not specifically Assumed Liabilities, including without limitation (i) any and all Liabilities relating to employee benefits or compensation arrangements prior to the time that any employee of the Seller becomes an employee of the Purchaser, including, without limitation, any Liabilities under the Seller’s employee benefit agreements, plans or other arrangements or any payroll, bonus, severance or wages owed; (ii) any and all Liabilities of the Seller for Taxes; (iii) other than the Payables, any and all Liabilities that may arise or have arisen in connection with Products produced or sold by the Seller prior to the Closing, including warranty obligations; (iv) any and all Liabilities arising between the Seller and any distributors or sales agents of any of the Products (except for commissions owing for sales attributable to Receivables (as defined below)); (v) any Liabilities of the Seller in respect of indebtedness (whether absolute, accrued, contingent, fixed or otherwise, whether due or to become due) of the Seller of any kind, including but not limited to any amounts owing by the Seller to any members of the Seller and under the Seller’s line of credit; (vi) any Liabilities in respect of the Leases prior to the Closing Date; (vii) any Liabilities or amounts owing to Dr. Mark Keldahl or Dr. H. Edward Garrett for services rendered prior to the Closing Date; (viii) any Liabilities arising between the Seller and Vital Care Industries, Inc.; and (ix) any Liabilities arising from the termination of Commitments identified on Schedule 4.1(E)(5).

ARTICLE IV

Representations and Warranties.

Section 4.1.    Representations and Warranties by the Seller and the Specified Members.    The Seller, Jones and Stevens jointly and severally, and Kallen as to Sections 4.1(A), (B), (C), (D), (H), (I) and (Q) only, hereby represent and warrant to the Purchaser that, except as disclosed in the Schedules to this Agreement to the contrary:

A.    Corporate Existence and Qualification; Due Execution; Etc.    The Seller is a limited liability company duly organized, validly existing and subsisting under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or otherwise hold the Assets and to carry on the Business as conducted through the Closing Date. The Seller has all requisite corporate power and authority, and each Specified Member has all requisite power and authority, to execute, deliver and perform this Agreement and the Closing Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Closing Documents to be executed by the Seller and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action, including the authorization and approval of the board of managers and the members of the Seller. Assuming the due execution of this Agreement and the Closing Documents by the Purchaser, this Agreement and the Closing Documents to which the Seller or any of its Affiliates and each Specified Member is a party constitute valid and binding obligations of the Seller and each such Affiliate and each Specified Member, enforceable in accordance with their respective terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity). The Seller has no subsidiaries and is not a participant in any joint venture, partnership or similar arrangement.

B.    No Violation.    Neither the execution and delivery by the Seller or any Specified Member of this Agreement or the Closing Documents to be executed by the Seller or its Affiliates or any Specified Member, nor the consummation by the Seller, any such Affiliate or any Specified Member of the transactions contemplated hereby or thereby: (i) violates or will violate any Law applicable to the Seller, such Affiliate or the Specified Members; (ii) violates or will violate any order, ruling, writ, judgment, injunction or decree of any Governmental Entity (an “Order”) applicable to the Seller such Affiliate or the Specified Members; (iii) conflicts or will conflict with, or results or will result in a breach of or default under the certificate of formation, operating agreement or other organizational document of the Seller, or results or will result in any breach of any Commitment applicable to the Seller or such Affiliate; (iv) results or will result in the imposition of any Lien (as defined below) on any of the Assets; or (v) conflicts with any agreement, contract or other instrument to which the Seller or any Specified Member is a party. As used herein, the term “Lien” means any liens, claims, mortgages, charges, security interests, leases, covenants, options, pledges, rights of others, easements, rights of refusal, reservations, restrictions, encumbrances and other defects in title. Except as set forth on Schedule 4.1(B), no consent, authorization, or approval from, or registration or filing with, any Governmental Entity or any other third party is required to be obtained or made by or with respect to the Seller in order to perform its obligations under this Agreement or in connection with the consummation of the transactions hereunder.

C.    Financial Information.    Attached hereto as Schedule 4.1(C) are true and complete financial statements and other financial information of Seller’s Business for the last three fiscal years and the three and six months ended June 30, 2016. Compiled financial statements for the three and nine months ended September 30, 2016 have not been completed. Except as to the classification of certain costs/expenses above versus below the gross profit line, all information provided on Schedule 4.1(C) fairly and accurately present the financial position of the Business at the dates indicated in such financial statements or information and the results of the Business’ operations for the periods stated therein and has been prepared in accordance with GAAP, consistently applied throughout such periods except as set forth on Schedule 4.1(C).

D.    Absence of Certain Transactions.    Except as set forth on Schedule 4.1(D), since July 1, 2016, (i) the Seller has caused its Business to be operated only in the ordinary course, consistent with past historical practice over the preceding twelve months (“Ordinary Course of Business”), and (ii) there has been no Material Adverse Effect. Without limiting the generality of the foregoing, since such date, with respect to the Business, the Seller has not: (1) disposed of any assets, incurred any accounts payable or receivable, or acquired any material assets, except in the Ordinary Course of Business; (2) entered into or amended or terminated any agreements or arrangements with customers or suppliers other than in the Ordinary Course of Business; (3) entered into or renewed any distribution agreements; (4) granted or entered into any mortgage, security, charge, surety, guarantee or indemnity (save for Liens arising in the Ordinary Course of Business that have been discharged prior to Closing); (5) assumed any Liability or obligation, or given any commitment outside the Ordinary Course of Business; (6) permitted any insurances to lapse or done or omitted to do anything which could make any insurance policy void or voidable; (7) altered from its standard collection practices with respect to any accounts receivable; (8) entered into any transaction with any Affiliate with respect to its Business; (9) granted any salary or wage increases, or changed or amended any Employee Plan except in the Ordinary Course of Business; (10) materially changed the pricing charged for the Products; (11) taken any action, or otherwise omitted to take any action, which, if this Agreement had been in effect at such time, would have reasonably been expected to cause a breach of the Seller’s representations, warranties, covenants and agreements herein; or (12) agreed or committed to do any of the foregoing.

E.    Material Contracts and Obligations; Approvals.

1.    Purchased Commitments.    The Seller has delivered to the Purchaser true and complete signed copies of all Purchased Commitments that are in written form and any amendments thereto. Each such Purchased Commitment is in full force and effect immediately following the Transfer of the Assets at the applicable Closing and represents the valid and binding obligation of the Seller. All Purchased Commitments are listed under the sub-heading “Purchased Commitments” on Schedule 4.1(E)(1) and all Excluded Commitments are listed under the sub-heading “Excluded Commitments” on Schedule 4.1(E)(1). The Seller has no contracts or Commitments other than those represented by the Purchased Commitments and the Excluded Commitments. The only Commitments relating to the sales of the Products in which a payment would be owed to the counterparty due to the termination of the Commitment are listed on Schedule 4.1(E)(1) under the sub-heading “Commitments with Termination Fees.” There are no oral contracts, agreements or arrangements that pertain to the Business.

2.    Defaults.    With respect to each Purchased Commitment to which the Seller is a party (including as an assignee), such Purchased Commitment is legal, valid, binding, enforceable, and in full force and effect; such Purchased Commitment is freely assignable to the Purchaser under the terms of the Purchased Commitment or under the law of the jurisdiction governing such Purchased Commitment; each of the Seller and, to the Knowledge of the Seller, the other party or parties thereto, has performed in all material respects all obligations required to be performed by it thereunder through the Closing Date; the Seller and, to the Knowledge of the Seller, the other party or parties thereto, is not (with or without the lapse of time or the giving of notice, or both) in default under any such Purchased Commitment; and the Seller has not received any notice of any default (whether monetary or non-monetary) or termination of any such Purchased Commitment from any other party thereto.

3.    Approvals.    Schedule 4.1(E)(3) sets forth a true and complete list of all Approvals currently held by the Seller, by Product and territory, true and complete copies of which have been provided by the Seller to the Purchaser. The Approvals constitute all of the permits, licenses, approvals, registrations, consents and authorizations required for the conduct of the Seller’s Business as conducted prior to the Closing Date. All Approvals are valid and subsisting and in good standing and there is no default thereunder. The Seller has not received notice of any claim, action, suit, proceeding or investigation pertaining to its Business in or before any Governmental Entity, whether brought, initiated, asserted or maintained by a Governmental Entity or any other person or entity nor, to the Knowledge of the Seller, has any such claim, action, suit, proceeding or investigation been threatened, to revoke, suspend or limit the rights of the Seller under any of the Approvals, and the Seller is in compliance in all material respects with each of the Approvals. Seller owns all such Approvals and has not previously transferred any Approval to a third party.

4.    Absence of Certain Business Commitments.    The Seller has no Commitments of the following types: (1) any Commitment granting to any person a first-refusal, first-offer or other right to purchase or acquire any Assets; (2) any Commitment under which the Seller is or has agreed to become a joint venture or partner; (3) any Commitment granting a power of attorney that could be binding upon the Purchaser; (4) any Commitment with respect to letters of credit, surety or other bonds, or pursuant to which any assets or properties of the Seller are, or are to be, subjected to a Lien; or (5) any Commitment to indemnify any third party, except as identified on Schedule 4.1(E)(4).

5.    Disposition of Certain Commitments.    The Seller is legally entitled to terminate those Commitments identified on Schedule 4.1(E)(5) in accordance with their terms, effective as of the Closing Date.

F.    Assets.    Schedule 4.1(F) sets forth a true and complete list of all of the Assets as of the Closing Date, giving the location and any identifying number reasonably necessary for the identification of such Asset. All Tangible Assets included in the Assets are in good operating condition, normal wear and tear excepted, and are generally adequate and suitable for the uses to which they are being put. There are no facts or conditions affecting the Assets that could reasonably be expected, individually or in the aggregate, to interfere in any material respect with the use or operation thereof as currently used or operated or their adequacy for such use or operation. The books and records included in the Assets, all of which have been made available to the Purchaser, are true and complete in all material respects.

G.    Title to Assets.    Immediately prior to Closing, the Seller is the sole, true and lawful owner of, and has good and marketable title in and to, all of the Assets, free and clear of all Liens. Upon consummation of the transactions contemplated hereby, Purchaser will be the true and lawful owner of, and have acquired good and marketable title in and to, or a valid leasehold interest in, all of the Assets, free and clear of all Liens.

H.    Intellectual Property.

1.    Schedule 4.1(H)(1) sets forth a true and complete list of all Intellectual Property owned or used by the Seller. , The Seller owns no registered Intellectual Property and, except as noted on such Schedule, the Seller licenses no Intellectual Property of any type. The Intellectual Property includes all of the Intellectual Property necessary for the conduct and operation of the Business. With respect to the Intellectual Property: (i) the Seller possesses all right, title and interest in and to such Intellectual Property, free and clear of any encumbrance, license or other restriction, as may be necessary in connection with the operation of the Seller’s Business; (ii) such Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge; (iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or threatened which challenges the legality, validity, enforceability, use or ownership of such Intellectual Property; (iv) the Seller has not agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to such Intellectual Property; (v) the Seller has taken commercially reasonable steps to obtain, maintain and protect such Intellectual Property; provided that the Seller has not undertaken to register such Intellectual Property with any U.S., state or foreign patent, trademark or copyright office and may have omitted trademark or copyright designations (™ and ©) evidencing common law trademarks and statutory copyrights, respectively; and (vi) Seller has not granted any license of any kind in and to such Intellectual Property to any third party. Schedule 4.1(H)(1) accurately sets forth a list of any past, present and future royalties, fees or other liabilities to any owner or licensee of, or any other claimant to, any Intellectual Property.

2.    Seller has not, in the conduct of its Business or its use of the Intellectual Property, interfered with, infringed upon or misappropriated any patent, copyright, trade secret or other intellectual property rights of third persons, and, except as set forth on Schedule 4.1(H)(2), Seller has never received any claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that it must license or refrain from using any such rights of any third party) relating to its Business. To the Knowledge of Seller, no third party is currently or has interfered with, infringed upon, misappropriated or otherwise come into conflict with any of the Intellectual Property, or license or distribution rights of Seller with respect to or in connection with the Seller’s Business as currently or previously conducted.

3.    With respect to any of the Intellectual Property that is the subject of any royalty, license, sublicense, agreement or permission (in each case, an “IP Agreement”): (i) each such IP Agreement is legal, valid, binding, enforceable and in full force and effect; (ii) neither Seller nor, to Seller’s Knowledge, any other party to the applicable IP Agreement is, in any material respect, in breach or default and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder; (iii) Seller has not received any notice that a party to any IP Agreement has repudiated any provision thereof; (iv) with respect to each sublicense, the representations and warranties set forth in clauses (i) through (iii) above are true and correct with respect to the underlying license; (v) Seller has not received any notice that the underlying Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling or charge (other than routine maintenance fees); (vi) Seller has not received any notice that any action, suit, proceeding, hearing, investigation, charge (other than routine maintenance fees), complaint, claim or demand is pending or is threatened which challenges the legality, validity or enforceability of the underlying Intellectual Property; and (vii) Seller has not granted any sublicense or similar right with respect to any IP Agreement.

4.    None of the processes, methodologies, trade secrets, research and development results, and other know-how included in the Intellectual Property, the value of which is contingent upon maintenance of the confidentiality thereof, has been disclosed by the Seller to any person other than employees of the Seller who are parties to confidentiality and non-disclosure agreements with the Seller listed on Schedule 4.1(H)(4).

5.    Seller has not conveyed, licensed, transferred, given any security interest in, or otherwise transferred or encumbered any of the Intellectual Property to any party, with the exception of its senior secured lender, other than to the Purchaser pursuant to the Transfer. By means of the Transfer, Seller is conveying all of its rights and interest in and title to the Intellectual Property.

I.    Litigation.    There are no Legal Proceedings pending or, to the Knowledge of the Seller, threatened against the Seller or any of their Affiliates and pertaining to the Business, including without limitation any proceeding that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or any other Closing Document. There is no Legal Proceeding pertaining to the Seller’s Business (including employees) that the Seller, or any Affiliate of the Seller, has initiated or intends to initiate. There are no claims against Seller, or any Affiliate of the Seller, Business pending, or to the Knowledge of the Seller, threatened alleging that any Products sold are defective or fail to meet any warranties. Neither the Seller, nor any affiliate of the Seller, have incurred liability arising out of any injury to individuals as a result of the marketing, distribution or sale of any Product. The Seller has not been notified of any inquiry or investigation made in respect thereof by any Governmental Authority.

J.    Regulatory and Legal Compliance.    Schedule 4.1(J) sets forth a true and complete list of all approvals, clearances, authorizations, licenses or registrations required by any Governmental Entity having regulatory authority or jurisdiction over the Business and the Products, including the United States Food and Drug Administration (“FDA”), to permit the design, development, processing, storage, labeling, marketing, promotion, use and sale of the Products. The Seller has provided to the Purchaser true and complete copies of all registrations and licenses received by the Seller from the FDA in connection with the Business and provided the Purchaser with access to all related documents and information. Except as set forth on Schedule 4.1(J):

1.    The Business and the Products are, and have been at all times, in compliance in all material respects with all applicable Laws, including, without limitation, the Public Health Services Act (“PHSA”), the relevant sections of the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and the Health Insurance Portability and Accountability Act of 1996, the United States National Organ Transplant Act, and 21 CFR 1271 ( Human Cells, Tissues, and Cellular and Tissue Based Products).

2.    The Seller and, to the Knowledge of the Seller, its suppliers are in compliance in all material respects with all applicable laws, statutes, rules, regulations, ordinances, standards, guidelines or orders administered, issued or enforced by the FDA or any other governmental or non-governmental entity, including, but not limited to, the American Association of Tissue Banks (AATB), relating to the methods and materials used in, and the facilities and controls used for, the design, manufacture, processing, packaging, labeling, storage, distribution and sale of the Products and all Products have been processed, manufactured, packaged, labeled, stored, handled, distributed and sold by Seller in compliance with the quality control procedures and specifications furnished by Seller to Purchaser and all applicable laws, statutes, rules, regulations, ordinances, standards, guidelines or orders administered, issued or enforced by the FDA or any other entity, including, but not limited to, the AATB, including, without limitation, current Good Tissue Practice regulations promulgated by the FDA and the United States National Organ Transplant Act and 21 CFR 1271 (Human Cells, Tissues, and Cellular and Tissue Based Products). Further, no governmental action has been taken or, to the Seller’s Knowledge, is in the process of being taken, that would slow, halt or enjoin the manufacturing or processing of the Products or the operation of the Business, or subject the manufacturing or processing of the Products or the Business to regulatory enforcement action.

3.    The Seller has not received and, to the Seller’s Knowledge, its suppliers have not received, from the FDA or any other Governmental Entity, and there are no facts that would furnish any reasonable basis for, any notice of adverse findings, FDA warning letters, regulatory letters, notices of violations, warning letters, Section 305 criminal proceeding notices under the FDCA or other similar communication from the FDA or other Governmental Entity. There have been no seizures conducted or threatened by the FDA or other Governmental Entity, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration, or safety alerts have been conducted, requested or threatened by the FDA or other Governmental Entity relating to the Business or to the Products.

4.    For each of the Products, no pre-market notification (“510(k)”) or pre-market approval (“PMA”) submission is required and no 510(k) or PMA submission has been filed with the FDA or any other Governmental Entity.

5.    To the Knowledge of the Seller, there are no currently existing facts that would (i) cause the withdrawal or recall, or require suspension or additional approvals or clearances, of any Products currently sold by the Seller, (ii) require a change in the manufacturing, processing, marketing classification, labeling or intended use of any such Products or (iii) require the termination or suspension of marketing of any such Products. There is no safety, quality or efficacy issue with regard to the Products that would reasonably be expected to materially or substantially impair the ability of the Purchaser to successfully market and sell the Products. There are no orders of any Governmental Entity specific to the Seller to which the Business is subject.

6.    None of the Products manufactured, processed, marketed, distributed or sold by the Seller has been recalled or subject to a field safety notification (whether voluntarily or otherwise), and the Seller has not received written notice (whether completed or pending) of any Legal Proceeding seeking recall, suspension or seizure of any Products.

7.    The Seller has provided to the Purchaser true and complete copies of all adverse reaction reports (pursuant to 21 CFR 1271.350(a)), complaints, corrective actions, malfunctions, and similar communications and notices with respect to the Business. No circumstances have arisen that would require Seller to submit a Biological Product Deviation Report to the FDA.

K.    Employees.

1.    Employee Benefit Plans.    Schedule 4.1(K)(1) sets forth a true and complete list of (i) all bonus, equity incentive, disability, deferred compensation, medical, dental and life insurance, retirement, severance and other benefit plans, programs or arrangements, that are maintained, contributed to or sponsored by the Seller for the benefit of any current or former employee, (ii) all employee manuals, handbooks and other policies and (iii) all material employment, termination, severance or other contracts, agreements or arrangements, pursuant to which Seller has any obligation with respect to any current or former employee (collectively, the “Employee Plans”). The Seller has provided to the Purchaser a true and complete copy of each Employee Plan. There exists no condition or set of conditions in connection with which the Purchaser could reasonably be expected to become subject to any liability under or with respect to any Employee Plan.

2.    Labor and Employment Matters.    The Seller has withheld or will timely withhold all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to the Employees (as defined below), and the Seller is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Seller has paid in full or will timely pay in full to all Employees all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Employees. No amounts are owed to Dr. H. Edward Garrett for any services he may have provided to the Seller or the Business. The Seller is not a party to any labor or collective bargaining contract that pertains to any Employees. There are no organizing activities or collective bargaining arrangements that could affect the Business pending or under discussion with any labor organization or Employee. There are, and since inception, there have been, no lockouts, strikes, slowdowns or work stoppages pending or threatened by or with respect to any Employees. To Seller’s Knowledge, no Employee has a current intention to resign during the twelve (12) months following the Closing. To the Specified Members’ Knowledge, neither Torico Jones nor Timothy Stevens has a current intention to resign during the eighteen (18) months following Closing. The Seller is not currently a party to, and, to the Knowledge of the Seller, the Seller has not been threatened with, any Legal Proceeding by any Employee or former employee of the Seller. To Seller’s Knowledge, there are no material controversies, grievances or claims pending or threatened, by any of the Seller Employees or former Seller employees with respect to their employment or compensation. There are no controversies pending or, to Seller’s Knowledge, threatened, between the Seller and any of its Employees or former Seller employees, which controversies have resulted, or would reasonably be expected to result, in any Legal Proceeding. No former employee of Seller possesses any confidential information pertaining to the Business or the Assets.

3.    List of Employees.    Schedule 4.1(K)(3) contains a true and complete list of the following information for each employee (“Employee”) and each contractor: name; job title; department; manager; address; date of commencement of employment or engagement; full-time or part-time status; hourly or salaried; exempt or non-exempt status; current compensation paid or payable including target bonus levels; average number of weekly hours worked; participation in any Employee Plan; and the amount of time and US dollar value of vacation and personal leave that is accrued but unused. The Seller has not promised to any Employee any compensation (cash or equity) in excess of the amounts set forth next to each such Employee’s name on Schedule 4.1(K)(3). The employment of each Employee and the engagement of each contractor is terminable by the Seller at will. All Employees have been, and currently are, properly classified as either an exempt or non-exempt employee under the Fair Labor Standards Act of 1938, as amended, and under any applicable state law. Each Employee of the Seller is in compliance with all applicable visa and work permit requirements.

L.    Suppliers.    A true and complete list of all current suppliers to the Seller, together with pricing for each component sold to the Seller by McKesson-Medical Surgical Inc., is attached hereto as Schedule 4.1(L). The Seller has no Knowledge of any condition, event or occurrence that could reasonably be anticipated to materially adversely affect, after the Closing, the supply of materials or provision of services to the Business by any third party.

M.    Insurance Policies.    Schedule 4.1(M) contains a true and complete list of all policies of insurance relating to the Business currently maintained by the Seller, copies of which have been provided to the Purchaser. All such insurance is in full force and effect, and no premiums thereon are due and unpaid. No notice of cancellation or termination has been received by the Seller with respect to any such policy of insurance, no claim is currently reserved or, to the Knowledge of the Seller, should be reserved under any policy of insurance, and all of the Seller’s insurance is so-called “occurrence-based” insurance. The Seller does not have and has not had any insurance that is or was maintained as self-insurance, with the exception of deductibles and self-insured retentions as set forth on Schedule 4.1(M).

N.    Sufficiency of Assets.    The Assets include (i) all of the assets, properties and rights necessary to the operation of the Business as the Business has been historically operated by the Seller; and (ii) all of the intellectual property rights used in or necessary to the production and sale of the Products. The Products are the only products produced or sold by the Seller since inception.

O.    Inventory.    A true and complete aged list of the Inventory as at September 22, 2016 and as of the day before the Closing Date, reported separately by product line, giving model or other identifying number, is attached hereto as Schedule 4.1(O)(1). The Inventory consists of solely of items that (i) are of a quantity and quality usable and saleable in the ordinary course of the Business and (ii) are not opened, damaged, obsolete, faulty, excessive in light of the reasonably anticipated needs of the Business or otherwise unmarketable. The Inventory does not consist of any items held on consignment. The Seller has no Knowledge of any condition, event or occurrence that could reasonably be anticipated to adversely affect, after the Closing, the supply of Inventory or any components thereof by any third party. A true and complete aged list of inventory of Products held by the Seller on the Premises as of the Closing Date for each of Vital Care Industries, Inc. and Allied Health Solutions, LLC is attached hereto as Schedule 4.1(O)(2).

P.    Customers.    A true and complete list of all customers of the Seller since inception, is attached hereto as Schedule 4.1(P). The Seller has not received notice from, and does not have Knowledge that, any customer of the Business intends to stop purchasing, or materially reduce its volume of purchases of, Products from the Seller.

Q.    Brokers’ Fees.    The Seller has made no agreement or taken any other action which will cause the Purchaser to become obligated for any broker’s or other fee or commission as a result of any of the transactions contemplated by this Agreement. Any broker’s fee incurred by the Seller shall be paid by the Seller.

R.    Leases.    The lease agreements set forth on Schedule 4.1(R) are the only leases of real property (the “Premises”) used in the Business and to be signed by the Purchaser (collectively, the “Leases”). The Seller enjoys peaceful and quiet possession of the Premises, has not subleased or granted any rights to third parties for the use of the Premises, has not received any written notice from the landlord asserting the existence of a material default or other outstanding liability under any of the Leases. The Seller is current on all rental payments under the Leases as of the Closing Date.

S.    Accounts Payable and Receivable.    Set forth on Schedule 4.1(S) under the sub-heading “Payables” is a true and complete list of all payables owed by the Seller as of October 31, 2016, totaling $277,514.66 in the aggregate (the “Payables”), that are being assumed by the Purchaser. Set forth on Schedule 4.1(S) under the sub-heading “Receivables” is a true and complete list of all receivables owing to the Seller as of October 31, 2016, totaling $560,880.00 in the aggregate (the “Receivables”). There are no other receivables owing to the Seller as of such date. Any payables owed by the Seller that are not included on the list of Payables are considered to be Excluded Liabilities retained by the Seller. All amounts listed on such schedule as a negative Receivable balance are credits for Product returns.

T.    Hazardous Materials.    No Hazardous Materials are used in the Seller’s Business, whether by Seller or any third party engaged by the Seller in connection with the production of any of the Products, except in accordance with applicable Laws and industry standards. To the Seller’s Knowledge, no underground storage tanks and no amount of any Hazardous Material are present in, on or under any property of Seller used in the Business, including the land and the improvements, ground water and surface water thereof. The Seller is, and has at all times been, in material compliance with all applicable Environmental Laws and has obtained and is in compliance with all required environmental permits and there are no claims pursuant to any Environmental Law pending or, to the Knowledge of the Seller, threatened, against the Seller in connection with the conduct or operation of the Business or the ownership or use of the Assets.

U.    Products; Product Liability.

1.    Each of the Products (including all finished goods Inventory): (a) is, and at all times up to and including the sale thereof has been, processed, manufactured, packaged, labeled, stored, handled, distributed, shipped, marketed and promoted, and in all other respects has been, in material compliance with all applicable laws, statutes, rules, regulations, ordinances or orders administered, issued or enforced by the FDA or any other governmental entity, including, without limitation, current Good Tissue Practice regulations promulgated by the FDA, the PHSA and relevant sections of the FDCA, and the United States National Organ Transplant Act, 21 CFR 1271, Human Cells, Tissues, and Cellular and Tissue Based Products and (b) is in conformity, and at all relevant times has conformed, in all material respects to all specifications and any promises, warranties or affirmations of fact made in all regulatory filings or set forth in Approval or made on the container or label for such Product or in connection with its sale. There is no design or manufacturing defect with respect to the Products. The Products have a shelf life of five (5) years from the date of processing.

2.    Schedule 4.1(U)(2) sets forth the forms of the Seller’s warranties that are currently applicable to the Products. There are no existing or, to Seller’s Knowledge, threatened, claims against Seller that the Products fail to meet any product warranties. The Seller has not incurred liability arising out of any injury to individuals as a result of the ownership, possession, or use of any Product and, to Seller’s Knowledge, there has been no inquiry or investigation made in respect thereof by any Governmental Entity.

V.    Disclosure.    The representations and warranties contained in this Section 4.1 and in the documents, instruments and certificates delivered by the Seller and any Specified Member pursuant to this Agreement do not contain any untrue or misleading statement of fact or omit to state any material fact necessary in order to prevent the statements and information contained therein from being false or misleading.

Section 4.2.    Representations and Warranties by the Purchaser.    The Purchaser represents and warrants to the Seller that:

A.    Existence and Qualification of The Purchaser; Due Execution, Etc.    The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Closing Documents to be executed by it and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Closing Documents to be executed by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action and, assuming the due execution of this Agreement by the Seller, this Agreement and the Closing Documents to be executed by the Purchaser constitute valid and binding obligations of the Purchaser enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

B.    No Violation.    Neither the execution or delivery by the Purchaser of this Agreement or the Closing Documents to be executed by the Purchaser nor the consummation of the transactions contemplated hereby or thereby: (i) violates or will violate any Order applicable to the Purchaser; or (ii) results or will result in a breach of or default under the Certificate of Incorporation of the Purchaser. No consent, authorization, or approval from, or registration or filing with, any Governmental Entity or other third party (not obtained or made as of the date hereof) is required to be obtained or made by or with respect to the Purchaser in order to perform its obligations under this Agreement.

ARTICLE V

Certain Covenants.

Section 5.1.    Insurance.    From and after Closing for a period of five years, the Seller shall maintain general liability and products liability insurance policies with coverage at levels the same as carried by the Seller prior to Closing, naming the Purchaser as an Additional Insured.

Section 5.2.    Cooperation Regarding Taxes; Seller Tax Returns.    From and after the Closing, the Seller will use best efforts to make available to the Purchaser, upon written request and with the Purchaser bearing responsibility for all of its out-of-pocket expenses therefor, the Seller’s personnel or representatives under the Seller’s control whose assistance or participation is reasonably required by the Purchaser in anticipation of, or preparation for, existing or future Legal Proceedings, Tax Return preparation, audits or other matters in which the Purchaser or any of its Affiliates is involved and that is related to the Seller. The Seller will reasonably cooperate with the Purchaser in the conduct of any Tax audit, claim for refund of Taxes or similar proceedings involving or otherwise relating to any of the Assets or the Seller (or the income therefrom or assets thereof). The Seller will prepare and file or cause to be prepared and filed all Tax Returns for the Seller that are required to be filed with respect to the Seller through the Closing Date. The Seller will pay or cause to be paid all Taxes required to be paid with respect to such Tax Returns. The Seller will pay all Taxes arising with respect to the Seller (or, if applicable, reimburse the Purchaser for the payment of such Taxes) attributable to taxable periods ending on or before the Closing Date or with respect to the allocable portion of any taxable period that includes but does not end on the Closing Date. For purposes of this Agreement, (i) “Tax” or “Taxes” includes all federal, state, local, foreign and other taxes, assessments, or governmental charges of any kind whatsoever including, without limitation, income, franchise, capital stock, excise, property, sales, use, service, service use, leasing, leasing use, gross receipts, value added, single business, alternative or add-on minimum, occupation, real and personal property, stamp, workers’ compensation, severance, windfall profits, customs, duties, disability, registration, estimated, environmental (including Taxes under Internal Revenue Code Section 59A), transfer, payroll, withholding, employment, unemployment and social security taxes, or other taxes of the same or similar nature, together with any interest, penalties or additions thereon and estimated payments thereof, whether disputed or not, (ii) “Tax Return” or “Tax Returns” includes all returns, reports, information returns, forms, declarations, claims for refund, statements and other documents (including any amendments thereto and including any schedule or attachment thereto) in connection with Taxes that are required to be filed with a Governmental Entity or other tax authority, or sent or provided to another party under applicable Law, and (iii) all citations of the Internal Revenue Code of 1986, as amended, or to the treasury regulations promulgated thereunder in this Agreement shall include any amendments or successor provisions thereto.

Section 5.3.    Further Assurances.    Each party to this Agreement agrees that at or subsequent to the Closing, upon the written request of the other party, it will promptly execute and deliver or cause to be promptly executed and delivered any further assignment, instruments of transfer, bills of sale or conveyances, and shall otherwise cooperate with the other party, all to the extent reasonably necessary or desirable to vest fully in the Purchaser all of the Seller’s right, title and interest in and to the Assets or to otherwise confirm the transactions contemplated hereby, including without limitation any filings or correspondence with any regulatory agency, notified body or other person regarding Approvals, product recalls, adverse event reports and the like. To the extent that an attempted assignment or transfer of any Purchased Commitment would constitute a breach thereof, this Agreement shall not constitute an assignment or attempted assignment thereof. In such a case, the Seller shall establish with the Purchaser any back-to-back arrangement reasonably requested by the Purchaser in order to provide for the Purchaser the benefits intended to be assigned under any such Purchased Commitment. The Seller also agrees that it shall, at the reasonable request of the Purchaser, use commercially reasonable efforts to render cooperation to the Purchaser in connection with the enforcement by the Purchaser of (a) the terms of any confidentiality, non-disclosure or non-competition agreement between the Seller and any third party and (b) any provisions relating to confidentiality, non-disclosure or non-competition contained in any other agreement to which the Seller is party (or was a party prior to the Closing), in each case if the Purchaser is harmed, or has a reasonable expectation of harm, due to the breach or potential breach of any such agreement or provisions by a third party.

Section 5.4. Restrictive Covenants.

A.    Covenant Not to Compete or Disparage.    The Seller and each Specified Member agrees that, for a period of five (5) years commencing on the Closing Date (the “Restricted Period”), neither the Seller, the Specified Members nor any Affiliate of the Seller will, directly or indirectly, own, manage, operate, finance, join, or control, or participate in the ownership, management, operation, financing or control of, or be associated as a partner, lender, investor or representative in connection with, or appoint any director, manager or other representative of, any profit or not-for-profit business or enterprise that: (i) engages in any Competitive Activity (as defined on Schedule 5.4(A)) in the United States, Canada or Europe, (ii) interferes with the business relationship which the Purchaser has or may have with any past, existing or prospective customer or supplier of the Seller, or (iii) disparages the Purchaser, its Affiliates, the Business or the Products in any way.

Notwithstanding the foregoing, this Section 5.4(A) shall not prohibit or restrict the ability of the Seller, its Affiliates or any Specified Member to beneficially own 5% or less of the outstanding stock of any company engaging in Competitive Activity provided such stock is publicly traded on a nationally recognized securities exchange.

B.    Non-Solicitation; Non-Disclosure; Non-Interference.    Neither the Seller nor any Specified Member shall (a) at any time during the Restricted Period, directly or indirectly solicit, induce or attempt to induce any employees of the Seller who are employed by the Purchaser following the Closing (i) to enter the employ of the Seller or any other person or entity or (ii) to cease to work for or with the Purchaser; or (b) at any time after the Closing, directly or indirectly divulge, or permit to be divulged to others, or use in any way any Proprietary Information. As used herein, the term “Proprietary Information” shall mean the terms of this Agreement to the extent not publicly disclosed by the Purchaser and all confidential information concerning the Purchaser, the Business and the Assets, including client and customer lists, trade secrets, data, information, documents, inventions, developments, or forms owned or used by the Seller (on or prior to the Closing Date) included in the Assets transferred to the Purchaser pursuant to this Agreement, whether or not any of the foregoing is published or unpublished, protected or susceptible to protection under patent, trademark, copyright or similar laws and whether or not any party has elected to secure or attempted to secure such protection; provided, however, that the Seller may disclose any Proprietary Information solely to the extent and in the circumstances reasonably (i) needed to be disclosed to a court of competent jurisdiction in order for the Seller to pursue any claim against the Purchaser hereunder; (ii) required to be disclosed by a court of competent jurisdiction; or (iii) required by Law to be disclosed to a Governmental Entity; provided, however, that the Seller provides to the Purchaser reasonable advance opportunity to seek in camera or other protection with respect to such disclosure. Neither the Seller nor any Specified Member will, whether on its own behalf or on behalf of any of its Affiliates or in conjunction with any Person, directly or indirectly interfere with the business relationship that the Purchaser has with any customer or supplier to the Business.

C.    Equitable Relief.    The Seller and the Specified Members each acknowledge that the restrictions contained in Section 5.4(A) and (B) are reasonable and necessary to protect the legitimate interests of the Purchaser. The Seller and the Specified Members each acknowledge that any breach of the covenants contained in Section 5.4(A) and (B) would cause an irreparable injury to the Purchaser and that damages and remedies at law for any breach of any such covenant would be inadequate. The Seller and the Specified Members each acknowledge that, in addition to any other remedies available to the Purchaser, the Purchaser shall, without the necessity of proving actual damages or posting any bond or other security, be entitled to injunctive relief and other equitable relief to prevent a breach of any such covenant.

D.    Reasonableness of Restrictions.    The Seller and each Specified Member acknowledges that (i) the goodwill associated with the Business prior to the transactions contemplated by this Agreement is an integral component of the value of the Business and is reflected in the value of the consideration being paid for the Assets, and (ii) the agreements of the Seller and the Specified Members set forth herein are necessary to preserve the value of the Business following the consummation of the transactions contemplated by this Agreement and are a material inducement to the Purchaser entering into this Agreement. The Seller and the Specified Members also acknowledge that the limitations of time, geography and scope of activity agreed to in this Agreement are reasonable and necessary to protect the legitimate business interests of the Purchaser, which include the protection of (x) valuable confidential information related to the Business, (y) substantial relationships with customers of the Business and (z) customer goodwill associated with the ongoing business, because, among other things: (A) the Business is in a highly competitive industry, (B) the Seller and the Specified Members each has had access to, and, in the case of the Specified Members may continue to have access to, trade secrets and know-how of the Business and (C) the Seller and the Specified Members are expected to benefit from the transactions contemplated by this Agreement.

E.    Judicial Determinations.    It is the desire and intent of the parties to this Agreement that the provisions of this Section 5.4 be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 5.4 shall be adjudicated to be invalid, ineffective or unenforceable, this Section 5.4 shall be deemed automatically amended to delete therefrom such provision or portion adjudicated to be invalid, ineffective or unenforceable, such amendment to apply only with respect to the operation of such provision in the particular jurisdiction with respect to which adjudication is made.

Section 5.5.    Discharge of Liabilities.    Without limiting the provisions of Sections 3.2 or 6.1 hereof, the Seller acknowledges that it is retaining all Excluded Liabilities. The Seller hereby agrees and covenants that it shall, at all times following Closing, perform, pay or discharge, to the extent not theretofore performed, paid or discharged, any and all Excluded Liabilities. All excise, sales, use, transfer and all other Taxes incurred in connection with the sale of the Assets shall be borne by the Seller.

Section 5.6.    Termination of Certain Commitments.    The Seller shall terminate those Commitments identified on

Schedule 4.1(E)(5) immediately following Closing.

Section 5.7.    Customer Transition.    In order to facilitate the proper payment of invoices and the submission of new orders following the Closing Date, and to provide otherwise for a smooth transition of the Seller’s Business, the Purchaser and the Seller shall cooperate in the introduction of the Purchaser by Seller to customers of the Business, at the Purchaser’s option, and will direct customers to submit new orders for Products and to make payments to the Purchaser for Product shipped after the Closing Date. The Seller acknowledges that it may receive payment of Receivables or accounts receivable of the Purchaser. To the extent that the Seller receives any payments that should have been paid to the Purchaser, the Seller shall promptly (and in any event no later than three (3) Business Days thereafter) pay over to the Purchaser the amount of such payments. The Purchaser acknowledges that it may receive payment of accounts receivable retained by the Seller. To the extent that the Purchaser receives any payments that should have been paid to the Seller, the Purchased shall promptly (and in any event no later than three (3) Business Days thereafter) pay over to the Seller the amount of such payments.

Section 5.8.    Regulatory Transfers.    The Seller agrees to, and to cause its Affiliates and other business associates to, cooperate with the Purchaser following the Closing Date to promptly transfer all Approvals of the Seller to the Purchaser or its designee. To the extent such transfer is not effective as of the Closing, the Seller grants to the Purchaser the right to refer to the Seller’s regulatory filings related to the production, marketing, sale and distribution of each of the Products.

Section 5.9.    Transition of Employees.    Notwithstanding anything in this Agreement to the contrary, the Seller agrees that the Purchaser may (but shall not be required to) offer employment to any of the Seller’s Employees. The Seller shall be responsible for providing termination notices to any such Employees who are offered employment and elect to be employed by the Purchaser and for otherwise effecting such termination in compliance with applicable Laws. The Seller shall satisfy any amounts owing to such Employees at the time of their termination, including, but not limited to, wages owed, any amount owing for accrued vacation, any reimbursement of expenses and any other amounts required to be paid under applicable Law; including without limitation 2016 year-end holiday bonuses, prorated through the Closing Date. Provided that the Purchaser shall pay the company portion of the premium for December 2016, the Seller shall maintain its Employee Plan known as Blue Cross Blue Shield of Illinois, account # 17048, until December 31, 2016 and no later than November 30, 2016 shall submit a cancellation notice therefor to Blue Cross Blue Shield of Illinois (with a copy to the Purchaser) to be effective as of December 31, 2016.

Section 5.10.    Transfer of Tangible Assets; Books and Records.    The Seller shall take all commercially reasonable efforts to ensure that all tangible assets, books, records and data of the Seller, to the extent constituting Assets, are provided to the Purchaser at Closing or as quickly thereafter as is practicable. The Seller may retain a single copy of such books, records and data as reasonably required for regulatory compliance, provided that the Seller maintains the confidentiality of all such books, records and data in accordance with Section 5.4(B).

Section 5.11.    Allocation of Purchase Price.    The Seller and the Purchaser agree to use best efforts to agree upon the allocation of the consideration payable hereunder amongst the Assets within a reasonably prompt period following the Closing, in a format consistent with Schedule 5.11. The Seller and the Purchaser agree that their respective tax returns (including IRS Form 8594 – Asset Acquisition Statement) relating to the Transfer of the Assets hereunder will be consistent with such allocation.

Section 5.12.    Public Statements.    The parties shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby, and no party shall issue any press release prior to obtaining the other party’s prior approval, which approval shall not be unreasonably withheld, except that no such approval shall be necessary to the extent disclosure may be required by applicable Law or the rules of any stock exchange. The Seller acknowledges that the Purchaser may be required to file this Agreement and one or more of the Closing Documents with the United States Securities and Exchange Commission.

Section 5.13.    Use of Seller Name.    The Purchaser shall be permitted to use the Seller’s “Restore Flow Allografts, LLC” name following the Closing Date solely in connection with: (i) the sale of Inventory sold to the Purchaser by the Seller pursuant to this Agreement, and (ii) the sale of any Product during the period between the Closing Date and the date that the Purchaser has made all necessary filings, and has received all necessary licenses, clearances, approvals and registrations, to sell such Product under the Purchaser’s name and address; provided that the Purchaser shall use diligent efforts to accomplish such activities after Closing. Following the Closing, within 10 days following notice from the Purchaser, the Seller shall change its name to a name that does not include “Restore Flow Allografts,” “Restore Flow,” “RFA” or any other words or phrases that are confusingly similar to the Seller’s name as of the Closing Date.

Section 5.14.    Product Sales/Shipments on the Closing Date.    The Seller shall obtain the prior written consent of the Purchaser, which shall not be unreasonably withheld, for the sale or shipment of any Product on the Closing Date.

ARTICLE VI

Indemnification; Survival of Representations, Warranties and Covenants.

Section 6.1.    Indemnification by Seller.    The Seller hereby agrees to defend, hold harmless and indemnify the Purchaser and its Affiliates and their respective employees, officers, directors, stockholders, partners and representatives (collectively, the “Purchaser Parties”) from and against any actual damages or losses, assessments, claims, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) which arise out of or relate to:

A.    any inaccuracy in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of the Seller or any Specified Member contained in this Agreement, including without limitation in the Disclosure Schedule, or in any other Closing Document or in any certificate or other instrument or document furnished or to be furnished by the Seller or its Affiliates pursuant to this Agreement or any of the Closing Documents or in connection with the transactions contemplated hereby or thereby;

B.    any Liabilities of the Seller or its Affiliates or the Business, other than the Assumed Liabilities;

C.    any recalls or replacements requested or required by any competent Governmental Entity or otherwise deemed appropriate by mutual agreement of the Seller and the Purchaser related to any Product produced, sold or distributed prior to the Closing;

D.    any claim, demand, action or proceeding initiated by any third party based upon infringement of a patent, trademark, copyright or trade secret, or similar intellectual property rights as a result of Seller’s use or practice of the Intellectual Property in the conduct of the Seller’s Business;

E.    any fraudulent act or omission or willful misconduct of the Seller or its employees, agents or representatives in the performance of this Agreement; and

F.    without limiting the generality of the preceding clauses, any Taxes attributable to the Seller’s Business for all periods prior to Closing, and all other Taxes of the Seller or its Affiliates, in each case regardless of whether such losses, assessments, Liabilities, claims, damages, costs and expenses, or the facts or circumstances relating thereto, were disclosed hereunder or in the Disclosure Schedule or otherwise.

All such losses, assessments, liabilities, claims, damages, costs and expenses so arising out of or relating to any of the foregoing clauses (A) through (F), inclusive, of this Section 6.1, or the matters described therein, are referred to hereinafter as the “Purchaser’s Losses.”

Section 6.2.    Indemnification by the Purchaser.    The Purchaser hereby agrees to defend, hold harmless and indemnify the Seller and its Affiliates and their respective employees, officers, directors, stockholders, partners and representatives (“Seller Parties”) from and against any losses, assessments, Liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) to the extent arising out of:

A.    any inaccuracy in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of the Purchaser contained in this Agreement or in any other Closing Document or in any certificate or other instrument or document furnished or to be furnished by the Seller pursuant to this Agreement or any of the Closing Documents or in connection with the transactions contemplated hereby or thereby; or

B.    the Purchaser’s failure, following the Closing, to perform, pay or discharge in accordance with their respective terms, the Assumed Liabilities (collectively, the “Seller’s Losses”).

Section 6.3. Survival of Representations, Warranties and Covenants; Certain Limitations.

A.    Survival.    The representations and warranties contained in this Agreement shall survive the Closing for a period of 24 months following the Closing Date, except with respect to (i) the representations and warranties set forth in Sections 4.1(A) (Corporate Existence and Qualification; Due Execution; Etc.), 4.1(G) (Title to Assets), and 4.1(Q) (Broker’s Fees), which shall survive indefinitely, and (ii) the representations and warranties set forth in Section 4.1(K)(1) (Employee Benefit Plans), which shall survive until 60 days following the expiration of the applicable statute of limitations. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved. The covenants and other agreements contained in this Agreement which contemplate performance following the Closing shall survive the Closing indefinitely.

B.    Basket.    The Purchaser Parties shall not be entitled to recover any of Purchaser’s Losses pursuant to Section 6.1 unless and until the Purchaser Parties’ aggregate claims therefor exceed $40,000, at which point the Indemnitor shall be obligated to reimburse the Indemnitee for all of the Purchaser’s Losses less a one-time deduction of $10,000; provided, however, that this sentence shall not apply to (and be disregarded in its entirety with respect to) any breach by the Seller of its obligations under Section 3.2, Section 5.5 or Section 5.7 of this Agreement. The Seller Parties shall not be entitled to recover any of Seller’s Losses pursuant to Section 6.2 unless and until the Seller Parties’ aggregate claims therefor exceed $40,000 at which point the Indemnitor shall be obligated to reimburse the Indemnitee for all of the Seller’s Losses less a one-time deduction of $10,000; provided, however, that this sentence shall not apply to (and be disregarded in its entirety with respect to) any breach by the Purchaser of its obligations under Section 3.1 or Section 5.7 of this Agreement.

C.    Cap.    The aggregate amount of all Losses for which the Seller shall be liable pursuant to Section 6.1 shall not exceed 100% of the Purchase Price, and the aggregate amount of all Losses for which the Purchaser shall be liable pursuant to Section 6.2 shall not exceed 100% of the Purchase Price.

D.    Adjustment for Insurance Proceeds.    Payments by an Indemnitor (as defined in Section 6.4) pursuant to Section 6.1 or Section 6.2 in respect of any Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Indemnitee in respect of any such claim.

E.    Adjustment for Taxes.    Payments by an Indemnitor (as defined in Section 6.4) pursuant to Section 6.1 or Section 6.2 in respect of any Losses shall be reduced by an amount equal to any Tax benefit recognized as a result of such Losses by the Indemnitee.

F.    Duty to Mitigate.    Each Indemnitee shall take, and cause its Affiliates to take, commercially reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the extent reasonably necessary to remedy the breach that gives rise to such Losses.

G.    Limitations.    In no event shall any Indemnitor be liable to any Indemnitee for any punitive, remote or speculative Losses, or Losses based on a multiple of damages (in all cases, other than indemnification for amounts paid or payable to third parties in respect of any third party claim for which indemnification hereunder is otherwise required). Losses must be the probable and reasonably foreseeable result of the applicable breach, event or other circumstance giving rise to an indemnification claim in order for the Losses to be recoverable under Section 6.1 or Section 6.2. None of the limitations of this Article 6 shall apply in the case of intentional misrepresentation, intentional breach of a covenant or fraud.

H.    Anti-Sandbagging.    The Seller shall not be liable under Section 6.1 for any Losses due to any inaccuracy in or breach of any of the representations or warranties contained in Article 4 of this Agreement if the Purchaser had knowledge of such inaccuracy or breach prior to the Closing, where such knowledge means the actual knowledge of David B. Roberts and Laurie A. Churchill after reasonable inquiry.

I.    First Recourse.    In the event that the Purchaser wishes to pursue any remedy at law against a Specified Member, the Purchaser shall not do so until it has first taken all commercially reasonable steps to pursue such remedy against the Seller using the indemnification procedures set forth in this Article 6 (the “First Recourse”). For the avoidance of doubt, the Purchaser may pursue any equitable remedy under Section 5.4(C) without first having to pursue the First Recourse.

Section 6.4. Procedures.

A.    In the event that any Legal Proceeding shall be threatened or instituted in respect to which indemnification may be sought under the provisions of this Article 6, the party seeking indemnification (“Indemnitee”) shall, reasonably promptly after acquiring actual knowledge of such threatened or instituted Legal Proceeding, cause written notice in reasonable detail of such threatened or instituted Legal Proceeding covered by this indemnification, to be forwarded to the other party from which indemnification is being sought (“Indemnitor”); provided, however, that the failure to provide such notice as of any particular date as aforesaid will not affect any rights to indemnification hereunder, except to the extent, and only to such extent, that such failure to provide such notice actually and materially prejudices the Indemnitor’s ability to adequately defend such Legal Proceeding. In the case of any Loss not involving a Legal Proceeding, the Indemnitee shall, reasonably promptly after acquiring actual knowledge of such Loss, cause written notice in reasonable detail of such Loss covered by this indemnification, to be forwarded to the Indemnitor; provided, however, that the failure to provide such notice as of any particular date as aforesaid will not affect any rights to indemnification hereunder.

B.    In the event of the initiation of any Legal Proceeding against an Indemnitee by a third party, the Indemnitor shall have the right after the receipt of the notice described in Section 6.4(A), at its expense, to appoint counsel to represent Indemnitee, which shall be reasonably satisfactory to the Indemnitee, and (subject to Section 6.4(C)) to defend against, negotiate, settle or otherwise deal with any Legal Proceeding or demand that relates to any Purchaser’s Losses or Seller’s Losses, as the case may be, indemnified against hereunder, and, in such event, the Indemnitee will reasonably cooperate with the Indemnitor and its representatives in connection with such defense, negotiation, settlement or dealings (and the Indemnitee’s costs and expenses arising therefrom or relating thereto shall constitute Purchaser’s Losses, if the Indemnitee is the Purchaser, or Seller’s Losses, if the Indemnitee is the Seller); provided, however, that the Indemnitor shall actively and diligently defend the Indemnitee; and provided further that the Indemnitee may directly participate in any such Legal Proceeding so defended with counsel of its choice at its own expense. If the Indemnitor fails to take reasonable steps necessary to defend diligently such third party claim within 10 Business Days after receiving written notice from the Indemnitee that the Indemnitee reasonably believes the Indemnitor has failed to take such steps or if the Indemnitor has not undertaken fully to indemnify the Indemnitee in respect of all such Purchaser’s or Seller’s Losses, as the case may be, relating to the matter and as required hereunder, the Indemnitee may assume its own defense, and, in such event (a) the Indemnitor will be liable for all Purchaser’s or Seller’s Losses, as the case may be, reasonably paid or incurred in connection therewith, and (b) the Indemnitor shall, in any case, reasonably cooperate, at its own expense, with the Indemnitee and its representatives in connection with such defense.

C.    Without the prior written consent of the Indemnitee, which shall not be unreasonably withheld, the Indemnitor will not enter into any settlement of any third party claim that would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder or which would otherwise adversely affect the Indemnitee, the Assets or the Business.

D.    An Indemnitee shall use commercially reasonable efforts to pursue and collect any amounts payable under insurance policies on account of Purchaser’s Losses (if the Indemnitee is the Purchaser) or Seller’s Losses (if the Indemnitee is the Seller), but only if doing so will not result in (a) an increase in premiums due then or in the future to procure comparable insurance or an increase in deductibles; or (b) a decrease in the levels of insurance or a change in the risks insured against; or (c) prejudice to the Indemnitee’s claims or rights to indemnification hereunder.

E.    After any final judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction, or a settlement shall have been consummated, or the Indemnitee and the Indemnitor shall have arrived at a mutual agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnitee shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter, and the Indemnitor shall pay all of the sums so owing to the Indemnitee by wire transfer or certified or bank cashier’s check within 10 Business Days after the date of such notice. Any and all Purchaser’s Losses or Seller’s Losses, other than those described in the preceding sentence (including Purchaser’s Losses or Seller’s Losses incurred in the absence of any threatened or pending Legal Proceeding, or Purchaser’s Losses or Seller’s Losses incurred after any such Legal Proceeding has been threatened or instituted but prior to the rendering of any final judgment or award in connection therewith), shall be paid by the Indemnitor on a current basis, and, without limiting the generality of the foregoing, the Indemnitee shall have the right to invoice the Indemnitor for such Purchaser’s Losses or Seller’s Losses, as the case may be, as frequently as it deems appropriate, and the amount of any such Purchaser’s Losses or Seller’s Losses, as the case may be, which are described or listed in any such invoice shall be paid to the Indemnitee, by wire transfer or certified or bank cashier’s check, within 10 Business Days after the date of such invoice. Notwithstanding the foregoing, the Purchaser’s claims for indemnification pursuant to this Article 6 shall be satisfied first from the Holdback Amount, second from any other amounts that may be owing from the Purchaser to the Seller under Section 2.2(c) or (d), and then, to the extent those funds are insufficient to pay all such claims, directly by the Seller pursuant to this Section 6.4.

F.    To the maximum extent permitted by law, it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the purchase price.

G.    This Article 6 shall survive the Closing and shall thereafter remain in full force and effect.

ARTICLE VII

Miscellaneous.

Section 7.1.    Entire Agreement.    This Agreement (including the Disclosure Schedule) together with all other Closing Documents (i) supersedes any other prior or contemporaneous agreement, understanding, promise, representation or express or implied commitment or obligation, whether written or oral, that may have been made or entered into by any party or any of their respective Affiliates (or by any director, officer or representative thereof) with respect to the subject matter hereof and (ii) constitutes the entire agreement of the parties hereto with respect to the matters provided for herein. Any other agreements, promises, representations, or assurances made by either party to this Agreement or entered into by the parties hereto on or before the date of this Agreement, whether oral or written, relating to the subject matter of this Agreement are of no force or effect.

Section 7.2.    Amendments.    No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the Purchaser, the Seller and the Specified Members.

Section 7.3.    Successors and Assigns.    This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors and permitted assigns. This Agreement is freely assignable by the Purchaser but may not be assigned by the Seller or the Specified Members, including without limitation by operation of law, without the prior written consent of the Purchaser; provided, however, that any such assignment by the Purchaser shall not relieve it of its obligations hereunder. For purposes of this Section 7.3, the term “assignment” shall include the consolidation or merger of a party with and into a third party or the sale of all or substantially all of the assets or business of a party. Any attempted assignment in violation of this Section 7.3 shall be null and void.

Section 7.4.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original for all purposes and all of which together shall constitute one and the same instrument.

Section 7.5.    Headings and Section References.    The headings of the sections and paragraphs of this Agreement are included for convenience only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement. All section references herein, unless otherwise clearly indicated, are to sections within this Agreement.

Section 7.6.    No Other Warranties, Representations, Covenants or Duties.    Except as expressly provided in this Agreement, the parties disclaim any express or implied warranties, representations, covenants or duties in connection herewith.

Section 7.7.    Waiver.    No failure or delay by either the Purchaser or the Seller in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law.

Section 7.8.    Expenses.    The Seller and the Purchaser shall each pay all of their own respective costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

Section 7.9.    Notices.    Any notice, request, instruction or other document to be given under this Agreement by any party hereto to any other party shall be in writing and delivered by email and delivered personally, dispatched by facsimile transmission or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid:

If to the Seller, at the following address:

Restore Flow Allografts, LLC

c/o Stanton B. Miller and David R. Brown

Nixon Peabody LLP

70 W. Madison St., Suite 3500

Chicago, Illinois 60602

Facsimile: 312-977-4405

Email: sbmiller@nixonpeabody.com and

drbrown@nixonpeabody.com

If to the Specified Members, at the following addresses:

c/o Stanton B. Miller and David R. Brown

Nixon Peabody LLP

70 W. Madison St., Suite 3500

Chicago, Illinois 60602

Facsimile: 312-977-4405

Email: sbmiller@nixonpeabody.com and

drbrown@nixonpeabody.com

If to the Purchaser, at the following address:

63 Second Avenue

Burlington, Massachusetts 01803

Attn.: Legal Department

Facsimile: 781-425-5049

Email: legal@lemaitre.com

or at such other address for a party or as shall be specified by like notice. Any notice that is delivered personally in the manner provided herein shall be deemed to have been duly given to the person or entity to which it is directed upon actual receipt by such party (or its agent for notices hereunder). Any notice by facsimile transmission shall be deemed to have been duly given to the person or entity to which it is addressed upon transmission and confirmation of receipt. Any notice that is addressed as provided herein and mailed by registered or certified mail shall be conclusively presumed to have been duly given to the person or entity to which it is addressed at the close of business, local time of such party, on the third calendar day after the day it is so placed in the mail. Any notice that is addressed as provided herein and sent by a nationally recognized overnight courier service shall be conclusively presumed to have been duly given to the person or entity to which it is addressed at the close of business, local time of such person or entity, on the next Business Day following its deposit with such courier service for next day delivery.

Section 7.10.    Governing Law.    This Agreement and the legal relations among the parties hereto shall be governed and construed in accordance with the substantive Laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

Section 7.11.    Severability.    If any provisions hereof shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provisions shall be of no force and effect, but the illegality or unenforceability shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement.

Section 7.12.    Rights of Third Parties.    Nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any person or entity other than the parties hereto and their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

Section 7.13.    Consent to Jurisdiction.    Each party agrees that, in the event such party elects to initiate litigation against another party, such party shall, and may only, file such litigation in the state or federal courts of Delaware. Each party hereby expressly and irrevocably waives any claim or defense in any action or proceeding brought in said jurisdiction and courts based on any alleged lack of personal jurisdiction, improper venue, forum non conveniens or any similar basis.

Section 7.14.    Kallen.    Each of the parties hereto agrees that Kallen shall have no personal liability of any kind or nature to the Purchaser, or to anyone else, in connection with any representations and warranties made by him in Article 4 of this Agreement, including but not limited to any claim that any of such representation and warranties are inaccurate or false.

Section 7.15.    Certain Definitions and Interpretive Matters.

A.    Certain Definitions.    Unless the context otherwise requires:

“Affiliate” means, with respect to any person, a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that other person, where “control” means, for purposes of the definition of “Affiliate”, having direct or indirect power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

“Business” means the development, production, processing, marketing, storage, distribution and sale of the Products.

“Business Day” means each day other than a Saturday, Sunday or a day upon which national banks in Boston, Massachusetts are closed for ordinary domestic banking business.

“Cause” means one or more of the following: (i) the employee’s commission of a felony or any crime or criminal offense involving the theft or misappropriation of monies or other property or moral turpitude; (ii) the employee’s commission of a dishonest or fraudulent act, embezzlement, misappropriation or conversion of property; (iii) the employee’s breach in any material respect of any of the employee’s fiduciary duties or duty of loyalty to the Purchaser; (iv) the employee’s material breach of his employment agreement, his employee obligations agreement or any other agreement to which the employee and the Purchaser are parties; (v) the employee’s illegal possession of a controlled substance, use of illegal drugs or repetitive abuse of alcohol or other behavior which materially interferes with the performance of his duties to the Purchaser or which compromises the integrity and reputation of the employee or the Purchaser; (vi) the employee’s failure to substantially perform material duties as reasonably directed by the Purchaser in accordance with his employment agreement continuing beyond thirty (30) days’ prior written notice of such failure; (vii) the employee’s willful act or omission aiding or abetting a competitor of the Purchaser; (viii) the employee’s willful failure to comply in all material respects with the Purchaser’s material policies, procedures and guidelines, including corporate governance and human relations policies, and applicable laws with respect to the Purchaser’s business operations; and/or (ix) the employee’s gross negligence or willful misconduct with respect to the Purchaser.

“Disclosure Schedule” or “Schedules” means the Schedules attached hereto, which Schedules are incorporated herein and made a part hereof fully as if the same were herein set forth in their entirety.

“Environmental Law” means any and all applicable federal, state, county or local law, ordinance or regulation relating to the generation, discharge, release, containment, storage, transportation, disposal, assessment or cleanup of Hazardous Materials or other contaminants or similar materials, including without limitation the following: (1) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq.; (2) the Toxic Substances Control Act, 15 U.S.C. §2101 et seq.; (3) the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §136; (4) the Hazardous Materials Transportation Act, 49 U.S.C. §§1801 to 1812; (5) the Federal Water Pollution Control Act, 32 U.S.C. §1251 et seq.; (6) the Federal Solid Waste Disposal Act; (7) the Federal Clean Air Act, 42 U.S.C. §1857 et seq.; and (8) any other federal, state, county, or local statutes or implementing regulations (or any other statutes or implementing regulations of any other Governmental Entity) relating to, regulating, or having jurisdiction over, any environmental contamination, Hazardous Material, or release or threat of release of Hazardous Material.

“GAAP” shall mean United States Generally Accepted Accounting Principles, consistently applied, and each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP.

“Good Reason” has the meaning set forth in the relevant individual’s employment agreement with the Purchaser, or if none is there provided, then the occurrence of any of the following, in each case during the relevant period without the individual’s written consent: (i) a material reduction (but not change) in the employee’s duties or position; or (ii) a material reduction in the employee’s base salary, target bonus opportunities or employee benefits to which the employee has subscribed, excluding any voluntary reduction(s) at the request of the employee or any reduction(s) applicable to similarly situated employees of the Purchaser.

“Governmental Entity” means any local, county, state, district, provincial, national or other government and any agencies, departments or instrumentalities thereof, and specifically includes any judicial or administrative body or tribunal.

“Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance or oil or other petroleum product, as any of the foregoing may be defined in any Environmental Law.

“Knowledge” means the actual knowledge of any of Deborah Dunston, Torico Jones, Robert Kallen and Timothy Stevens, after reasonable inquiry.

“Laws” means any United States or non-United States national, state, county or local statute, law, ordinance, rule, regulation, order, judgment, standard, guideline or ruling.

“Legal Proceedings” means any claim, action, suit, arbitration or judicial, administrative, investigative or other proceeding, brought by, before or under the jurisdiction of any Governmental Entity, including without limitation, lawsuits brought by third parties.

“Material Adverse Effect” means any fact, circumstance, event, change or effect that is, or would reasonably be expected to be, materially adverse to the Assets, the Business or the financial condition, the results of operations or prospects of the Seller or the Business; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Business operates that do not have a disproportionately negative impact on the Business; or (iii) any changes in accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof.

Finally, the word “or” is disjunctive but not necessarily exclusive.

B.    Interpretive Matters.    No provision of this Agreement will be interpreted in favor of, or against, any of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Purchaser and the Seller have caused this Agreement to be executed by their duly authorized respective officers, all as of the date first written above.

PURCHASER:	LEMAITRE VASCULAR, INC.

	By:	/s/ David B. Roberts
	Name:	David B. Roberts
	Title:	President

SELLER:	RESTORE FLOW ALLOGRAFTS, LLC

	By:	/s/ Torico Jones
	Name:	Torico Jones
	Title:	President

SPECIFIED MEMBERS:	TORICO JONES

/s/ Torico Jones

TIMOTHY STEVENS

/s/ Timothy Stevens

ROBERT KALLEN

/s/ Robert Kallen

The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Copies of these schedules will be provided to the Securities and Exchange Commission upon request. A list of those schedules appears below:

Schedules:

1.2(B)(4)	Other Excluded Assets
2.2	Net Sales
2.3	Closing Documents
4.1(B)	Required Consents, Authorizations, Approvals, Registration Filings
4.1(C)	Financial Statements
4.1(D)	Ordinary Course Exceptions
4.1(E)(1)	Commitments
4.1(E)(3)	Approvals
4.1(E)(4)	Certain Commitments
4.1(E)(5)	Certain Commitments
4.1(F)	Assets
4.1(H)	Intellectual Property
4.1(J)	Approvals and Licenses
4.1(K)(1)	Employee Plans
4.1(K)(3)	List of Employees
4.1(L)	List of Suppliers
4.1(M)	Insurance Policies
4.1(O)	Inventory
4.1(P)	Customers
4.1(R)	Leases
4.1(S)	Accounts Payable and Accounts Receivable
4.1(U)	Product Warranties
5.2	Competitive Activity
5.11	Purchase Price Allocation